December 7, 2012

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Funds Trust

SEC File Nos.  333-59745; 811-08895

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper on November 15, 2012, for Post-Effective Amendment No. 56 filed on or about October 3, 2012, to the Registration Statement on Form N-1A for ING Funds Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Finally, the Registrant will not be launching Class R shares of the Fund and therefore Class R share references have been removed from the Registration Statement.

PROSPECTUS

1.                                      Comment:                                     The Staff requested that the Registrant define the types of securities included in term “bonds” in the Fund’s investment strategy.

Response:                                        The Registrant appreciates the comment; however, it believes that the disclosure in the second paragraph in the Principal Investment Strategies section adequately defines the specific types of securities in which the Fund invests in.

2.                                      Comment:                                     The risk entitled Credit Default Swap states that “The Fund may enter into credit default swaps, either as a buyer or a seller of the swap.” The Staff requested that the Registrant revises the second sentence of the third paragraph in the Principal Investment Strategies section to disclose whether the Fund will be the buyer or the seller of the swap.

Response:                                        The Registrant confirms that the Fund might be the buyer and the seller of credit default swaps; however, it believes that the current language is appropriate.

3.                                      Comment:                                     The Staff noted that the Registrant has included “Market Capitalization” risk but there is no corresponding language as to market capitalization ranges of stocks in the strategy and the Staff has requested that the Registrant remove the risk.

Response:                                        The Registrant has removed the risk.

4.                                      Comment:                                     The Staff requested further disclosure to the “Tax Information” paragraph clarifying that tax deferred distributions may be subject to tax at a later date.

Response:                                        The Registrant appreciates the comment but the language is not required by Form N-1A.

Statutory Prospectus — More Information About the Fund

5.                                      Comment:                                     The Staff commented that the entire Principal Investment Strategies disclosure should be included in the statutory section of the Prospectus in accordance with Item (9)(b) instead of a reference to that disclosure being included in the summary section of the Prospectus.

Response:                                        The Registrant does not always include two separate versions of a fund’s Principal Investment Strategies in its Prospectuses: Item 4(a) (summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the “Principal Investment Strategies” of the summary section of the Prospectus without repeating it in the statutory section of the Prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

Statutory Prospectus — Management of the Fund

6.                                      Comment.                                      The Staff requested that the Registrant revise the bio for Michael Hyman to include his experience past the last 5 years.

Response:                                        The Registrant has revised the bio for Mr. Hyman.

STATEMENT OF ADDITIONAL INFORMATION

7.                                      Comment:                                     The Staff commented that the sentence that states privately issued mortgage-backed securities will not be treated as constituting a single, separate industry is in contradiction with the views of the SEC in that the SEC considers these to be concentration in a single, separate industry.

Response:                                        The Registrant appreciates the SEC staff’s comments on the Registrant’s disclosure related to privately issued mortgage-backed securities.  However, upon review of the disclosure the Registrant believes that its disclosure is consistent with the requirements of Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the SEC’s guidance on the same and therefore declines to make the Staff’s requested change.  Registrant notes that this disclosure is consistent with the Fund’s historical treatment of privately-

issued mortgage backed securities for purposes of determining compliance with the Fund’s policy regarding concentration.

Section 8(b)(1)(E) of the 1940 Act, requires that a fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

Section 13(a)(3) of the 1940 Act requires that, if a fund wishes to change its concentration policy, such change must be approved by the fund’s shareholders.

In 1983, the Securities and Exchange Commission (“SEC”) staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries. Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”  Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

The Registrant believes that the Fund’s policy to not treat privately issued mortgage-backed securities as a single, separate industry is reasonable and therefore consistent with the SEC Staff’s guidance in Guide 19.

8.                                      Comment.                                      The Staff requested that the Registrant revise the heading in the table regarding “Other Board Positions Held by Trustee” to make clear that the disclosure is for other Board positions for the past 5 years.

Response:                                        The Registrant confirms that the column entitled Other Board Positions Held by Trustees includes the information for the last 5 years for each Trustee.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Funds

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

December 7, 2012

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Funds Trust

SEC File Nos.  333-59745; 811-08895

Dear Mr. Thompson:

ING Funds Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP